UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Borr Drilling Limited
(Name of Issuer)

Common shares
(Title of Class of Securities)

G1466R173
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	G1466R173

1	Names of Reporting Persons Drew Holdings Ltd.
2	Check the appropriate box if a member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,822,385 common shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,822,385 common shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,822,385 common shares
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 6.2%[1]
12	Type of Reporting Person CO
________________________________
1 Based on 253,436,309 common shares outstanding as of November 16, 2023, as reported on Form 6-K submitted by the Issuer to the SEC on November 16, 2023.

Explanatory Note

The cover page to this Schedule 13G and Item 4 below details the Reporting Person’s beneficial ownership as of December 31, 2023. This Schedule 13G is filed by the Reporting Person pursuant to Rule 13d-1(d) in connection with the initial public offering of the Issuer. The Reporting Person inadvertently failed to file a Schedule 13G when originally due, as well as any amendments thereto since that time and is filing this corrective Schedule 13G on the date hereof.

The Reporting Person's beneficial ownership of the Issuer's common shares was disclosed by the Issuer, in its annual reports on Form 20-F for the years ended December 31, 2019 (reporting that the Reporting Person beneficially owned 9,651,342 common shares, representing approximately 6.1% of the Issuer’s outstanding shares), December 31, 2020 (reporting that the Reporting Person beneficially owned 17,557,269 common representing approximately 6.4% of the Issuer’s outstanding shares), December 31, 2021 (reporting that the Reporting Person beneficially owned 10,124,935 common representing approximately 6.7% of the Issuer’s outstanding shares) and December 31, 2022 (reporting that the Reporting Person beneficially owned 15,792,857 common representing approximately 6.9% of the Issuer’s outstanding shares), filed with the US Securities and Exchange Commission.
Item 1(a).	Name of Issuer:
Borr Drilling Limited (the "Issuer")
Item 1(b).	Address of Issuer’s Principal Executive Offices:
S. E. Pearman Building
2nd floor, 9 Par-la-Ville Road
Hamilton HM 11
Bermuda
Item 2(a).	Name of Person Filing: Drew Holdings Ltd. (the "Reporting Person")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Drew Holdings Ltd.
19 Par-la-Ville Road, 1st Floor
Hamilton HM11
Bermuda
Item 2(c).	Citizenship: Drew Holdings Ltd. is incorporated under the laws of Bermuda
Item 2(d).	Title and Class of Securities: Common shares
Item 2(e).	CUSIP No.: G1466R173
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership
(a)	Amount Beneficially Owned
15,822,3852
(b)	Percent of class
6.2%
(c)	Numbers of shares to which the person has:
(i)	sole power to vote or to direct the vote 15,822,385
(ii)	shared power to vote or to direct the vote 0
(iii)	sole power to dispose or to direct the disposition of 15,822,385
(iv)	shared power to dispose or to direct the disposition of 0

________________________________
2 The 15,822,385 common shares of Borr Drilling Limited owned by Drew Holdings Limited may be deemed to be beneficially owned by Mr. Tor Olav Trøim, as Drew Holdings Ltd. is wholly owned by Drew Trust, a non-discretionary trust established in Bermuda in which Mr. Trøim is the beneficiary.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8.	Identification and classification of members of the group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024
By:	/s/ Erling Lind
Name: Erling Lind
Title: Director